MIRICK O'CONNELL
                                Attorneys at Law
                            ------------------------
                    Mirick, O'Connell, DeMallie & Lougee, LLP


                                                      Direct Line (508) 929-1622
                                                      Direct Fax (508) 463-1395
                                                      marefolo@modl.com


                                        January 14, 2008


VIA EDGAR
---------
Mr. William Choi
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-0404


         Re:     Paid, Inc.
                 Form 10-KSB for the Fiscal Year Ended December 31, 2006
                 Filed April 4, 2007
                 File No. 0-28720
                 ---------------------------------------------------------------

Dear Mr. Choi:

This Firm serves as counsel to Paid, Inc. By letter dated December 31, 2007, you provided comments to Paid, Inc. and requested a response within 10 business days, or asked us to provide a date when Paid, Inc. will expect to respond. At your direction, we have communicated with Mr. Andrew Blume, who confirmed that we may respond by January 31, 2008 if we send a confirmatory correspondence by Edgar. Thank you for your attention to this matter.

                                                           Very truly yours,

                                                           /s/ Michael A. Refolo

                                                           Michael A. Refolo